

Mail Stop 4720

August 31, 2015

Warren Sheppard
Chief Executive Officer and Director
Kibush Capital Corporation
5635 N. Scottsdale Rd., Suite 170
Scottsdale, AZ 85250

      Re: Kibush Capital Corporation
            Amendment No. 1 to Form 10
            Filed August 5, 2015
            File No. 000-55256

Dear Mr. Sheppard:

We have reviewed your response letter and amendment filed August 5, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Overview, page 4

1. We note your disclosure in the second paragraph on page 5 that you issued 14,000,000 shares of common stock to Five Arrows for the acquisition of 90,000,000 shares of Angel Jade in October 2014. However, we note from your Form 10-Q for the quarter ended June 30, 2015 that the number of shares issued and outstanding at June 30, 2015 is the same as the period ended September 30, 2014 on the respective balance sheets. Please revise your next submission to include an updated statement of stockholders' equity reflecting the issuance of these shares or tell us the reasons for the absence of any change.

Critical Accounting Policies and Estimates
Unconsolidated Joint Ventures, page 21

2. We note your response to comments 16 and 40 and the revisions made to your filing. Please tell us and revise your next submission to address the following regarding the Koranga Joint Venture:

    *   We note from the Joint Venture Agreement filed as Exhibit 10.6 the reference to a Joint Venture Entity and that net profits are shared 30% by the Leaseholders and 70% by you. Please tell us and revise the filing to provide the name of the Joint Venture Entity, describe its legal structure and clarify how losses are shared between you and the Leaseholders.

    *   We note your reference to EITF 04-02 as the authoritative accounting guidance you relied on in determining the fair value of your interest in the Koranga Joint Venture. EITF 04-02 does not provide valuation guidance and was nullified by SFAS 141(R) or ASC 805. Please tell us and revise your next submission to disclose how you determined the Koranga Joint Venture value of $8,000,000 and where that is reflected in your financial statements as of September 30, 2014 and June 30, 2015. Please also ensure that any disclosed GAAP codification references are current and applicable.

    *   Tell us how you accounted for the assignment of your interest in Koranga joint venture to Aqua mining as a transaction between entities under common control and where that is reflected in the financial statements. Explain how this assignment impacts your agreement with Koranga land owners.

    *   On page 5 you state that "our mining leases were recorded at our direct cost to acquire such interest. However on page 22 you state that the "Company does not own or lease any of the mining properties directly and we have no right to acquire a lease or license for the Koranga properties. Please reconcile this disclosure.

3. We note your response to comment 15. Please tell us and revise your next submission to address the following regarding your acquisition of Aqua Mining Limited:

    *   We note your disclosure on page 5 that you completed the acquisition of 49% on May 26, 2014 and that this interest was valued at $4,000,000. Please tell us how you accounted for this transaction, what accounting guidance you relied on to determine the purchase value and where this interest is reflected in your financial statements as of September 30, 2014.

    *   Please file as an exhibit an executed copy of the May 26, 2014 agreement related to the acquisition of 49% of Aqua Mining.

Executive Compensation, page 30

4. We note your response to comment 30. It appears that the amounts of salary and bonus forgone at the election of Mr. Sheppard in exchange for non-cash compensation should be listed in the salary and bonus columns. Please refer to Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K and revise. In addition, we note that the introductory paragraph to this section states that Mr. Sheppard earned executive compensation of $700,000 during the fiscal year ended September 30, 2014. Please explain why the table does not reflect this amount.

Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions, page 31

5. Please revise to include the counterparty to the March 2014 note.

Recent Sales, page 33

6. Please supplementally provide us with the details of the 2011 issuances of 31,709,194 shares. In this regard, provide us with the purchasers names, prices sold, dates, whether the purchaser was accredited, and the exemption from registration relied upon.

7. With regard to Cavanagh Capital, please advise if Mr. Warren Sheppard is associated with this company and, if so, describe his association.

Consolidated Balance Sheets, page F-2

8. We note your response to Comment 35 regarding the $500,000 promissory note (the Note) issued for the 80% acquisition of Instacash Pty, Ltd. and Instacash Unit trust and your disclosure on page F-9 that states as of September 30, 2014 the Note had not yet been paid, it was considered a deferred payment contract, and goodwill had not been recorded. Please tell how you accounted for and presented this amount in your financial statements at September 30, 2014 and the authoritative guidance you relied on to account for the Note under U.S. GAAP. Please also clarify in the notes to your financial statements whether you were in default of this Note as of September 30, 2014 and, if so, discuss the related impact in your in Management's Discussion and analysis of Financial Condition and Results of Operations.

9. We note your response to Comment 36. Please tell whether a gain or loss was recorded on the disposal of Instacash Pty, Ltd. in exchange for the extinguishment of debt related to the $500,000 promissory note. Please also tell us how you considered the guidance in ASC 360-10 and ASC 405.

10. We note your response to Comment 37 regarding goodwill resulting from your 80% acquisition of Instacash Pty, Ltd. and Instacash Unit trust and also your disclosure on page F-9 that states goodwill was not recorded as of 9/30/2014. Please tell the specific guidance you relied on under U.S. GAAP to determine the amount of implied goodwill in this transaction.

Consolidated Statement of Stockholders' Deficit, page F-4

11. We note the issuance of 40,000,000 shares of common stock at $0.20 per share during the year ended September 30, 2014 for a total value of $8,000,000. Please address the following:

- Tell us and revise to clarify whether this issuance relates to the Assignment and Bill of Sale agreement dated February 14, 2014 with Five Arrows Limited, filed as Exhibit 10.5, related to your purchase of alluvial mining equipment described in the last paragraph on page 5.

- Tell us how you determined the fair value of your common stock to be $0.20 at the date of issuance and the authoritative guidance considered related to its valuation.

Notes to the Consolidated Financial Statements, page F-6

12. We note your response to comment 39 and the related revisions in the Notes to the Consolidated Finanacal Statements. It does not appear that you have updated all the information in the Notes to present information through March 31, 2015. For example the derivative tables in Note 2 on pages F-11 and F-12, property and equipment table in Note 4 on page F-15, etc. have not been updated. Please revise to update all of the information in your Notes to the Consolidated Financial Statements as of the latest period presented.

Note 10 – Entities, page F-16

13. We note your response to comment 40 regarding the fair value of the consideration paid for Instacash Pty, Ltd. You state in your response that par value was not utilized in the valuation. However on page F-22 of your most recent Form 10 you state "The fair value of the consideration paid for this acquisition was at the par value of common stock." Please reconcile your response to the disclosure in your Form 10. Please also tell us and revise your next submission to disclose the authoritative accounting guidance you relied on to specifically determine the fair value of the consideration for this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Amit Pande, Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services I

cc.   Jonathan McGee
       McGee Law Firm LLC